DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com
Jason C. Harmon
jason.harmon@dlapiper.com
T 410.580.4170 F 410.580.3170
March 8, 2011
via UPS NEXT DAY AIR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pamela Howell

Re:	NovaMed, Inc.
Schedule 14A
Filed February 3, 2011
File No. 000-26625
Ladies and Gentlemen:
     This letter is provided on behalf of our client, NovaMed, Inc. (“NovaMed” or the “Company”) in response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from John Reynolds dated February 28, 2011 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The responses to the Staff’s comments are set forth below. In response to the Staff’s comments, we are filing today via EDGAR an amendment to NovaMed’s Preliminary Proxy Statement. For your convenience, your comments have been reproduced in bold below, together with NovaMed’s responses.
Preliminary Proxy Statement on Schedule 14A
1.	We note the statement on page 11 that you may solicit proxies in person or by telephone, mail, facsimile, email or otherwise. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

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March 8, 2011

Response:
The Company confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms must be filed under the cover of Schedule 14A.
2.	We note the equity and debt commitment letters discussed on pages 36 and 37. Please provide us with a copy of these commitment letters. In addition, we note the disclosure on page seven that Parent would be required to pay a termination fee to NovaMed if Parent and Merger Sub fail to close on the merger because of a failure to receive financing sufficient to fund the merger. Please provide your analysis as to why you believe financial statement information for Parent is not required, as it appears that the financing may not be assured. See Instruction 2(a) to Item 14 of Schedule 14A.
Response:
Copies of the equity and debt commitment letters have been supplementally provided to the Staff.
In response to the Staff’s comment, NovaMed respectfully submits that in accordance with Instruction 2(a) to Item 14 of Schedule 14A, the financial information required by Item 14(c)(1) of Schedule 14A about Parent and Merger Sub is not required because such financial information is not material to an informed voting decision of NovaMed’s stockholders because the financing for the Merger is “assured” for purposes of such Instruction.
Instruction 2(a) to Item 14 of Schedule 14A states, in relevant part, that in transactions in which the consideration offered to security holders consists wholly of cash, as in the case of the Merger, the information required by Item 14(c)(1) of Schedule 14A “need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured).”
First, as described in the Preliminary Proxy Statement, the closing of the merger is not subject to a financing condition. Under the merger agreement, the failure of Parent to obtain sufficient financing is likely to result in the failure of the merger to be completed, in which case Parent may be obligated to pay the reverse termination fee described on pages 7 and 70 through 71 of the Preliminary Proxy Statement. The obligation to pay the reverse termination fee is guaranteed by the guarantor referred to below.

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Second, as discussed in the section entitled “Financing of the Merger” beginning on page 37 of the Preliminary Proxy Statement, Parent has obtained a commitment letter from Jefferies Finance LLC (“Jefferies”), whereby Jefferies has agreed to provide in the aggregate up to $250.0 million in debt financing to Parent (the “Jefferies Debt Commitment Letter”). Parent has also obtained a commitment letter from THL Credit Advisors LLC and Partners Group AG (together, the “Debt Purchasers”), whereby the Debt Purchasers have agreed to purchase senior subordinated notes, which when taken together with previously issued notes, result in a total principal amount of senior subordinated notes of up to $53.8 million (the “Note Purchase Commitment Letter” and, together with the Jefferies Debt Commitment Letter, the “Debt Commitment Letters”). Additionally, Parent entered into an equity commitment letter with H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Guarantor”) to receive an equity commitment for an aggregate investment of up to $20.0 million (the “Equity Financing Letter” and, together with the Debt Commitment Letters, the “Commitment Letters”). The Guarantor is affiliated with H.I.G. Capital, L.L.C., a leading global private equity investment firm focused exclusively on the middle market with more than $8.5 billion of equity capital under management. The financings contemplated by the Commitment Letters are subject to certain conditions, as described in the Preliminary Proxy Statement.
Finally, as evidenced in the merger agreement, NovaMed specifically negotiated for: representations and warranties and covenants and agreements from Parent and Merger Sub regarding the Commitment Letters and availability of the funds necessary to perform their respective obligations under the merger agreement; validity and enforceability of the Commitment Letters; absence of contingencies related to the funding of the financing other than as set forth in the Commitment Letters; absence of any default under the Commitment Letters; and the payment of fees under the Commitment Letters.
While NovaMed believes that the financing is “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A, the reverse termination fee provides NovaMed with additional protection in the unlikely event that Parent is unable to obtain financing or otherwise refuses to consummate the merger. The payment of such reverse termination fee is also guaranteed by the Guarantor pursuant to the terms of the limited guarantee by the Guarantor in favor of NovaMed. As a result, NovaMed expects that the funds provided by Jefferies, the Debt Purchasers and the Guarantor under their respective commitment letters will be sufficient to pay the merger consideration and the fees and expenses of Parent and its affiliates related to the merger and that the guarantee provided by the Guarantor will be sufficient to pay the reverse termination fee of Parent.
Therefore, for the reasons described above, NovaMed respectfully submits that that the financing for the merger is “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A and the information required by Item 14(c)(1) of Schedule 14A is not

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required to be disclosed in the Preliminary Proxy Statement pursuant to the text of Instruction 2(a) to Item 14 of Schedule 14A.
The Merger, page 18
Background of the Merger, page 18
3.	Please provide additional disclosure on your June 28, 2010 removal from the Russell 2000 index, as disclosed on page 19.
Response:
In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to provide additional disclosure regarding its removal from the Russell 2000 index (see page 19).
4.	We note your statement on page 19 regarding the price ranges received in the six preliminary indications of interest. Please provide additional disclosure regarding your discussions and negotiations with any bidders that included a price range equal to or above Parent’s proposed price range at that time.
Response:
In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to provide the additional disclosure requested by the Staff (see page 19).
5.	We note that after your disclosure regarding the events of November 19, 2010 on page 20, you do not discuss what happened with the three interested parties other than Parent and Party B. Please revise to address the reasoning behind the cessation of further discussions with such parties.
Response:
In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to provide additional disclosure regarding the cessation of further discussions with the specified parties (see page 21).
Reasons for the Recommendation of our Board of Directors, page 23
6.	We note your discussion of the premium to market price in the penultimate paragraph of page 24. Please revise to clarify the date that is being used when determining the 90-day and 30-day average closing price of your common stock.

U.S. Securities and Exchange Commission
March 8, 2011

Response:
In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to clarify the date that is being used when determining the 90-day and 30-day average closing prices (see page 24).
7.	Please explain why the likelihood that the merger would be completed is an element of fairness to unaffiliated security holders.
Response:
In response to the Staff’s comment, NovaMed respectfully submits to the Staff that the discussion in the Preliminary Proxy Statement regarding the likelihood of the merger’s completion was not part of a discussion of fairness to unaffiliated security holders, but instead was one of the reasons for the Board’s recommendation to NovaMed’s stockholders to approve the merger agreement and adopt the merger, and was meant to convey the Board’s determination that the currently-contemplated merger would likely close and therefore would not be a waste of or strain on the Company resources to pursue. As stated in the Preliminary Proxy Statement, this was one of a number of factors considered by the Board in making its recommendation to adopt the merger agreement and approve the merger.
8.	Please explain why the Board considered the existence of appraisal rights to be indicative of fairness. The ability of an aggrieved security holder to follow an appraisal procedure under state law would not seem to render the transaction fair.
Response:
In response to the Staff’s comment, NovaMed respectfully submits to the Staff that the discussion in the Preliminary Proxy Statement regarding the potential availability of statutory appraisal rights for stockholders was not part of a discussion of fairness to unaffiliated security holders, but instead was one of the reasons for the Board’s recommendation to NovaMed’s stockholders to approve the merger agreement and adopt the merger, and was meant to clarify that stockholders who do not vote to adopt the merger agreement and approve the merger may seek to have the courts determine the fair value of their shares. The statutory appraisal right acts as a protection for stockholders, preventing merging corporations from paying less than the fair market value of the shares to stockholders. The existence of this right encourages corporations to determine the fair market value of their shares during the negotiation process. As stated in the Preliminary

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Proxy Statement, this was one of a number of factors considered by the Board in making its recommendation to adopt the merger agreement and approve the merger.
Opinion of William Blair, Financial Advisor to the NovaMed Board of Directors, page 26 Analysis of NovaMed, page 28
9.	Please disclose how you determined the companies to include in each analysis. In addition, please identify the companies or transactions that met your selection criteria for the premiums paid analysis. For each analysis, please disclose any companies or transactions that met your selection criteria that were excluded and the reasons for their exclusion.
Response:
In response to the Staff’s comment, NovaMed has provided additional disclosure in the Preliminary Proxy Statement to clarify William Blair’s selection criteria for the applicable analyses. In addition, we confirm that no company or transaction that met William Blair’s selection criteria was excluded from the applicable analyses. In connection with the premiums paid analysis, William Blair reviewed information regarding the premiums paid in 252 transactions with an enterprise value between $100.0 million and $500.0 million that were announced or completed since January 1, 2007. We do not believe the identity of such transactions is disclosure that would be helpful to NovaMed’s stockholders. Given the number of transactions evaluated, the aggregate percentile information avoids reliance on the premium paid in any single transaction (see pages 28 through 31).
10.	Please ensure that each report describes the purpose of each analysis and why particular measures, multiples and ratios were chosen for analysis.
Response:
In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to provide additional disclosure to clarify the purpose of each analysis and metric (see pages 28 through 31).
11.	For each analysis performed, explain the significance of each finding and how the results of each analysis support the final determination of the fairness of the merger consideration. In this regard, for each analysis, disclose the implied equity value and implied price per share, as applicable. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

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Response:
William Blair conducted its review of the transaction in accordance with its professional judgment and experience in the investment banking industry. Its opinion was based on a review of all applicable factors and analyses, analyzed as a whole, and no individual analysis, measurement, metric or other factor is indicative of or supports a determination of fairness on its own. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed merger and add to the total mix of information available, and no individual analysis should be considered in isolation. William Blair did not make separate or quantifiable judgments regarding individual analyses or place particular reliance or weight on any particular analysis. Accordingly, notwithstanding the separate factors summarized in the Preliminary Proxy Statement, the analyses must be considered as a whole and selecting portions of William Blair’s analysis and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. With respect to the meaning of each analysis, NovaMed has revised the Preliminary Proxy Statement to address these issues (see pages 28, 29, 30 and 31).
12.	We note the reliance upon estimates and forecasts of NovaMed in the selected public company analysis. Such forecasts and projections are not included in the section beginning on page 32 discussing financial forecasts. Please provide such disclosure. Also, please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to William Blair that it used to formulate its opinion.
Response:
In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to include the estimates and forecasts included in the selected public company analysis (see page 33). The information provided by NovaMed to third parties, including William Blair, also included the individual components comprising NovaMed’s operating expenses for the periods presented. NovaMed believes that inclusion of the individual components comprising operating expenses in the Preliminary Proxy Statement is not material to an investment decision because the aggregate amount of operating expenses is already included in the calculation of the other figures (i.e., Operating Income (EBIT), EBITDA and EBITDA less non-controlling interest) presented. In addition, inclusion of the individual components comprising operating expenses in the Preliminary Proxy Statement is not relevant to a valuation of the Company as a whole. NovaMed believes that, upon revision as set forth in the Preliminary Proxy Statement, it will have disclosed

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all of the material projections included in the Internal Financial Forecasts that were provided to third parties.
13.	We note your limited discussion of the discounted cash flow and leveraged buyout analyses conducted by William Blair on page 31. Please revise to disclose with more specificity how you performed these analyses and the results of these analyses in relation to the proposed merger consideration.
Response:
In response to the Staff’s comment, NovaMed has revised the Preliminary Proxy Statement to provide additional disclosure with respect to the discounted cash flow and leveraged buyout analyses (see page 31).
14.	Please explain how William Blair arrived at the discount rates described under Discounted Cash Flow Analysis and the exit value multiples and assumed internal rates of return described under the Leverage Buyout Analysis on page 31.
Response:
William Blair arrived at the discount rates described under Discounted Cash Flow Analysis, by calculating NovaMed’s weighted average cost of capital under the capital asset pricing model. The exit value multiples described in the Discounted Cash Flow Analysis and Leveraged Buyout Analysis were determined by a review of NovaMed’s and other companies’ current and historical trading multiples reviewed in connection with the Selected Public Companies Analysis disclosed in the Proxy. The assumed internal rates of return described under the Leveraged Buyout Analysis were based on William Blair’s professional judgment and experience in the investment banking industry with respect to the requirements of a typical buyer in leveraged buyouts of companies with an enterprise value between $100 million and $500 million. NovaMed has revised the Preliminary Proxy Statement to include additional disclosure to the extent that the foregoing was not previously included therein (see pages 31 and 32).
15.	Please disclose the amount of the fee that will be paid to William Blair upon the successful completion of the merger. In addition, we note the disclosure on page 32 regarding the material relationships between William Blair and NovaMed does not provide a narrative and quantitative description of the fees paid or to be paid to William Blair from NovaMed, other than the fees paid or to be paid in connection with merger. Please revise the proxy statement to provide such disclosure.

U.S. Securities and Exchange Commission
March 8, 2011

Response:
In response to the Staff’s comment, NovaMed has revised the Preliminary Proxy Statement to include additional disclosure to clarify certain fees that have been or may be paid to William Blair (see page 32).
16.	We note your statement in the last sentence of the first full paragraph on page 32 that “William Blair is engaged (and it was then currently engaged) to provide investment banking services to companies in which H.I.G. holds interests.” Please provide additional narrative disclosure on the extent of William Blair’s relationship with H.I.G. and its affiliates during the period of time referred to under Background of the Merger, starting on page 18.
Response:
In response to the Staff’s comment, NovaMed revised the Preliminary Proxy Statement to provided additional disclosure to describe the relationship that William Blair has with two portfolio companies in which H.I.G. owns an equity interest since February 1, 2010 (see pages 32 and 33).
17.	We note the disclosure on page 32 that “the Internal Financial Forecasts did not include certain potential downward revisions that may occur due to ongoing customer contract matters that were disclosed to William Blair.” Please explain the basis for utilizing these forecasts given these potential downward revisions and explain whether and how William Blair considered the potential downward revisions in rendering analyses and fairness opinion.
Response:
William Blair used the Internal Financial Forecasts provided by NovaMed’s management because it was advised by NovaMed’s management that such forecasts were developed in accordance with internal budgeting constraints for 2011 and were therefore the most accurate and up-to-date financial forecasts that could be considered. William Blair was also advised that such forecasts were the same forecasts that NovaMed provided to H.I.G. Therefore, William Blair did not consider such potential downward revisions, because such revisions to the financial forecast used by William Blair (i) would not have been the most accurate projections that William Blair could utilize in connection with its analyses and (ii) would have resulted in William Blair considering different projections than H.I.G.

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Interests of Certain Persons in the Merger, page 38
18.	Please provide a more detailed discussion of the interests of these individuals in the merger transaction. See Item 5 of Schedule 14A.
Response:
In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to disclose the material terms of the agreements and the compensation/benefit that may be received by these officers and directors (see pages 40 through 44).
Consulting Agreements, page 44
19.	Please provide us with copies of the consulting agreements, the exchange agreements with the rollover stockholders, the executive securities agreements, and the employment agreements. In addition, please discuss the material terms of these agreements and the compensation/benefit that may be received by these officers and directors, in particular, the compensation/benefit should be highlighted in discussing the interests of certain persons in the merger.
Response:
Copies of the consulting agreements, the exchange agreements with the rollover stockholders, the executive securities agreements and the employment agreements have been supplementally provided to the Staff. In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to disclose the material terms of the agreements and the compensation/benefit that may be received by these officers and directors (see page 44).
The Merger Agreement (Proposal No. 1), page 50
20.	Please revise to delete the statement in the first paragraph that “this section is not intended to provide you with any factual information about us. Such information can be found elsewhere in the proxy statement and in the public filings we make with the SEC” and the statement in the second paragraph of this section that shareholders “should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of NovaMed, Parent or Merger Sub or any of their respective subsidiaries or affiliates.”

U.S. Securities and Exchange Commission
March 8, 2011

Response:
In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to delete the above referenced statements (see page 50). The Preliminary Proxy Statement was further revised in insert the following sentence on page 50:
“These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.”
Security Ownership of Certain Beneficial Owners and Management, page 76
21.	We note the disclosure that the officers and directors of NovaMed have entered into a voting agreement to vote their stock, approximately 10.5% of the common stock outstanding, in favor of the merger proposal. However, the beneficial ownership table reflects that officers and directors as a group own 17.4% of the common stock outstanding. Please clarify those officers and directors that have entered into the voting agreement and the amounts subject to the voting agreement and those shares that are not subject to the voting agreement. In addition, to the extent the agreement has been entered into, please file the executed agreement, including the final Exhibit A to Appendix C rather than the form of the agreement.
Response:
In response to the Staff’s comment, NovaMed has amended the Preliminary Proxy Statement to clarify those officers and directors that have entered into the voting agreement and the amounts subject to the voting agreement and those shares that are not subject to the voting agreement (see pages 76 through 79).
NovaMed respectfully submits to the Staff that the voting agreements are all identical to each other, other than the name of the individual and the number shares owned by such individual at that time. The list of those individuals and the number of shares owned by such individual and subject to the voting agreement is included in the footnotes to the Security Ownership of Certain Beneficial Owners and Management table beginning on page 76 of the Preliminary Proxy Statement. Therefore, as a result of the eight separate agreements being identical other than as noted above, NovaMed elected to file only the form of the agreement as contemplated in Instructions to 2 to Item 601 of Regulation S-K. The language of Instruction 2 to Item 601 of Regulation S-K is reproduced below for your convenience:
“2. In any case where two or more indentures, contracts, franchises, or other documents required to be filed as exhibits are substantially identical

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in all material respects except as to the parties thereto, the dates of execution, or other details, the registrant need file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document a copy of which is filed. The Commission may at any time in its discretion require filing of copies of any documents so omitted.”
In addition, NovaMed respectfully submits to the Staff that Exhibit A of Appendix C does not differ from the disclosure on pages 76 through 79 of the Preliminary Proxy Statement.
Appendix A
22.	Please confirm that you have filed all material schedules or similar supplements. Please include in Appendix A a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement and include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.
     Response:
NovaMed confirms that it has filed all material schedules or similar supplements. In response to the Staff’s comment, NovaMed has revised Appendix A to include a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement and included an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request (page A-57).
In connection with responding to the Staff’s comments and the filing of an amendment to the Preliminary Proxy Statement, NovaMed hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure by it in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

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March 8, 2011

     Please file-stamp the enclosed copy of this letter and return it to the undersigned in the enclosed self-addressed stamped envelope.
Sincerely,
/s/ Jason C. Harmon

Jason C. Harmon